UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2022
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For immediate release

April 29, 2022

METHANEX REPORTS ON ANNUAL GENERAL MEETING OF SHAREHOLDERS

VANCOUVER, BRITISH COLUMBIA (April 29, 2022) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General Meeting held on April 28, 2022 in Vancouver, British Columbia.

Voting Results from Annual General Meeting

A total of 61,242,426 common shares were voted at the meeting, representing 83.08% of all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Douglas Arnell	59,993,354	99.92%	48,260	0.08
James Bertram	59,526,548	99.14	515,066	0.86
Paul Dobson	59,829,982	99.65	211,632	0.35
John Floren	59,973,725	99.89	67,889	0.11
Maureen Howe	59,651,549	99.35	390,065	0.65
Robert Kostelnik	58,136,078	96.83	1,905,536	3.17
Leslie O’Donoghue	59,875,543	99.72	166,071	0.28
Kevin Rodgers	59,769,774	99.55	271,840	0.45
Margaret Walker	59,985,552	99.91	56,062	0.09
Benita Warmbold	59,583,082	99.24	458,532	0.76
Xiaoping Yang	59,986,671	99.91	54,943	0.09

Appointment of Auditors

KPMG LLP, Chartered Professional Accountants, was re-appointed as auditor of Methanex.

Votes For (percent): 58.51%
Votes Withheld (percent): 41.49%

Advisory Vote on Executive Compensation

A non-binding advisory vote to accept Methanex’s approach to executive compensation as disclosed in the Information Circular dated March 10, 2022 was approved.

Votes For (percent): 68.22%
Votes Against (percent): 31.78%

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

-end-

For further information, contact:

Sarah Herriott
Director, Investor Relations
Methanex Corporation
604 661 2600 or Toll Free: 1 800 661 8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 29, 2022	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary